[redacted]

08030133

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

FEB 22 2008

Washington, DC 110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47039

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global Resource Investments, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7770 El Camino Real
(No. and Street)

Carlsbad (City) California (State) 92009 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arthur Richards Rule (760) 943-3939
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200 (Address) Greenwood Village (City) CO (State) 80111 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Gretchen M. Carter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global Resource Investments, Ltd., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

DENISE GEASLAND
Commission # 1763657
Notary Public - California
San Diego County
My Comm. Expires Sep 23, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ____________________

2 ____________________

3 ____________________

4 ____________________

5 ____________________

6 ____________________ ____________________

Signature of Document Signer No. 1 — Signature of Document Signer No. 2 (if any)

State of California

County of San Diego

Subscribed and sworn to (or affirmed) before me on this 21st (Date) day of February (Month), 2008 (Year), by

(1) Gretchen Carter (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2)____________________ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

DENISE GEASLAND
Commission # 1763487
Notary Public - California
San Diego County
MyComm. Expires Sep 23, 2011

Signature Denise Geasland
Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ____________________

Document Date: ____________________ Number of Pages: ________

Signer(s) Other Than Named Above: ____________________

RIGHT THUMBPRINT OF SIGNER #1
Top of thumb here

RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here

GLOBAL RESOURCE INVESTMENTS, LTD.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2007

GLOBAL RESOURCE INVESTMENTS, LTD.

CONTENTS

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Global Resource Investments, Ltd.

We have audited the accompanying statement of financial condition of Global Resource Investments, Ltd. as of December 31, 2007, and the related statements of operations and other comprehensive income, changes in partners' capital and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Resource Investments, Ltd. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 8, 2008

GLOBAL RESOURCE INVESTMENTS, LTD.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash	$	809,562
Cash and cash equivalents at clearing broker		4,968,557
Securities owned, at market value (Note 1)		2,418,563
Due from clearing brokers		1,143,438
Commissions receivable (Note 4)		6,132,239
Receivable from affiliates (Note 4)		190,223
Furniture, equipment and leasehold improvements, net of accumulated depreciation of $185,213		103,038
Other assets		259,113
Total assets	$	16,024,733

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES:		
Commissions, salaries and taxes payable	$	4,354,023
Other liabilities		496,975
Total liabilities		4,850,998
COMMITMENTS AND CONTINGENCIES (Notes 3 and 6)		
PARTNERS' CAPITAL (Notes 1, 2 and 5):		
General partner		111,737
Limited partner		11,061,998
Total partners' capital		11,173,735
Total liabilities and partners' capital	$	16,024,733

The accompanying notes are an integral part of this statement.

GLOBAL RESOURCE INVESTMENTS, LTD.

STATEMENT OF OPERATIONS AND OTHER COMPREHENSIVE INCOME
YEAR ENDED DECEMBER 31, 2007

REVENUE:	
Commissions	$ 11,887,253
Investment and trading profits, net	4,276,816
Interest and other income	836,607
Total revenue	17,000,676
EXPENSES:	
Commissions, concessions, salaries and benefits	6,917,443
Clearing charges	1,117,085
General and administrative	953,420
Occupancy	207,906
Management fees (Note 4)	150,000
Communications	121,128
Registration and licensing	73,552
Total expenses	9,540,534
NET INCOME	7,460,142
OTHER COMPREHENSIVE INCOME:	
Currency translation loss	(11,916)
COMPREHENSIVE INCOME	**$ 7,448,226**

The accompanying notes are an integral part of this statement.

GLOBAL RESOURCE INVESTMENTS, LTD.

STATEMENT OF CHANGES IN PARTNERS' CAPITAL
YEAR ENDED DECEMBER 31, 2007

	Total	General Partner	Limited Partner
BALANCES, December 31, 2006	$ 8,991,564	$ 89,915	$ 8,901,649
Distributions	(5,266,055)	(52,660)	(5,213,395)
Net income	7,460,142	74,601	7,385,541
Other comprehensive income	(11,916)	(119)	(11,797)
BALANCES, December 31, 2007	**$ 11,173,735**	**$ 111,737**	**$ 11,061,998**

The accompanying notes are an integral part of this statement.

GLOBAL RESOURCE INVESTMENTS, LTD.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	7,460,142
Adjustments to reconcile net income to net cash provided by operating activities:		
Loss on asset disposal		165,122
Currency translation losses		(11,916)
Increase in securities owned, at market value		(471,049)
Decrease in due from clearing broker		62,034
Decrease in commissions receivable		2,156,041
Decrease in receivable from affiliates		240,237
Decrease in commissions, salaries and taxes payable		(372,310)
Increase in other liabilities		86,712
Net cash flows provided by operating activities		9,315,013
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of equipment		(60,211)
Decrease in other assets		(89,707)
Net cash flows used in investing activities		(149,918)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions		(5,142,335)
NET INCREASE IN CASH AND CASH EQUIVALENTS		4,022,760
CASH AND CASH EQUIVALENTS, at beginning of year		1,755,359
CASH AND CASH EQUIVALENTS, at end of year	$	5,778,119
CASH POSITIONS REPRESENTED BY:		
Cash	$	809,562
Cash and cash equivalents at clearing broker		4,968,557
	$	5,778,119
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Distribution of partnership interest	$	123,722

The accompanying notes are an integral part of this statement.

GLOBAL RESOURCE INVESTMENTS, LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Global Resource Investments, Ltd. (the "Partnership") is a California limited partnership which was organized on September 24, 1993 and operates as a securities broker-dealer. The general partner of the Partnership is Rule Investments, Inc. ("RII").

The Partnership, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Partnership does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Partnership by its clearing broker on a fully disclosed basis. The Partnership's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Partnership is a member.

Securities Valuation and Revenue Recognition

Securities owned or sold, but not yet purchased by the Partnership are recorded at market value, and related changes in market value are reflected in income. The Partnership records proprietary transactions, commission revenue and related expenses on a trade-date basis.

Restricted securities of publicly traded companies are valued at cost until the end of the restriction period, unless management believes there are other factors which should be considered in determining such value.

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements". This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. As of December 31, 2007, the Partnership believes the adoption of SFAS No. 157 may impact the amounts reported in the financial statements. However, additional disclosures will be required about the inputs used to develop the measurements of fair value and the effect of certain of the measurements reported in the statement of income for a fiscal period.

Foreign Currency

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Foreign currency translation adjustments arise from changes in the fair values of assets and liabilities, other than investments in securities, resulting from changes in exchange rates. This amount is reported as other comprehensive income in the statement of operations and other comprehensive income.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Furniture and Equipment

Furniture and equipment are depreciated over their estimated lives of five to seven years, while leasehold improvements are amortized over the life of the improvements.

Profit and Loss Allocations

Profits and losses from operations are allocated to partners based on the Agreement of Limited Partnership. The Agreement of Limited Partnership generally provides for this allocation to be made based on the respective partners' capital accounts.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, the Partnership considers all money market accounts held at their clearing broker to be cash equivalents.

Income Taxes

The financial statements do not include a provision for income taxes because the Partnership is not a taxable entity and its partners are taxed on their respective share of partnership earnings.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2007, the Partnership had net capital and net capital requirements of $5,370,023 and $323,400. The Partnership's net capital ratio (aggregate indebtedness to net capital) was 0.90 to 1. According to Rule 15c3-1, the Partnership's net capital ratio shall not exceed 15 to 1.

NOTE 3 - COMMITMENTS

The Partnership leases office space and equipment from unrelated parties under non-cancelable operating leases expiring through 2012. Future minimum rental commitments under these leases are approximately as follows:

Year	Office Lease	Equipment Lease	Total
2008	$ 243,872	$ 3,064	$ 246,936
2009	251,188	3,064	254,252
2010	258,669	1,532	260,201
2011	265,867	-	265,867
2012	250,866	-	250,866
	$ 1,270,462	$ 7,660	$ 1,278,122

Total rental expense, including the leases referred to above, was $224,129 for the year ended December 31, 2007.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Partnership is affiliated with Resource Capital Investment Corporation ("RCIC"). RCIC is the general partner of two investment partnerships, Exploration Capital Partners 2000 Limited Partnership ("Exploration 2000") and Exploration Capital Partners 2005 Limited Partnership ("Exploration 2005"). RCIC receives a profit participation from Exploration based on the net income generated by Exploration. RCIC pays a portion of the profit participation in Exploration 2000 to the Partnership as commissions. For the year ended December 31, 2007, commissions receivable decreased by $2,156,040 representing the Partnership's share of the 2007 profit participation from RCIC less profit distributions of $4,406,595.

The Partnership is affiliated with Resource Investment Management Corporation ("RIMC") who is the general partner of two investment partnerships, Exploration Capital Partners 1998-B Limited Partnership ("Exploration 1998-B") and Exploration Capital Partners 2006 Limited Partnership ("Exploration 2006").

As of December 31, 2006, the Partnership was invested in SLP 2005 and SLP 2006 (collectively the "SLPs"). The SLPs were special limited partners of Exploration 2005 and Exploration 2006. Effective January 1, 2007, the Partnership distributed its interests in the SLPs to RII (in its capacity as the general and limited partner).

The Partnership pays a management fee to RII as the general partner. The Partnership pays the general partner a fee of $37,500 on the first day of each calendar quarter. For the year ended December 31, 2007, the Company paid management fees of $150,000 to RII.

NOTE 4 - RELATED PARTY TRANSACTIONS (concluded)

The Partnership receives normal fees charged for the execution of purchases and sales of securities from the aforementioned related funds. For the year ended December 31, 2007, the Partnership received $215,749 in commissions and trading fees from these funds.

The Partnership is also affiliated with Terra Resource Investment Management Corporation ("TRIM") by virtue of common ownership. The Partnership receives a fee for providing back office management and administrative services. For the year ended December 31, 2007, the Partnership earned $339,425 for the performance of such services and had a receivable from TRIM of $81,325 for salaries paid on behalf of the Partnership.

NOTE 5 - OTHER COMPREHENSIVE INCOME/(LOSS)

Changes in accumulated other comprehensive income for December 31, 2007 are as follows:

	Currency Translation Gain (Loss)	General Partner	Limited Partner
Balances at December 31, 2006	$ (26,436)	$ (264)	$ (26,172)
Change during 2007	(11,916)	(119)	(11,797)
Balances at December 31, 2007	**$ (38,352)**	**$ (383)**	**$ (37,969)**

NOTE 6 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES

The Partnership's future operating results may be affected by several factors. The investments of the Partnership may be affected by general and local economic, political and social conditions that can affect the prices of the securities in countries in which companies undertake their activities. Markets can also be affected by currency changes, new tax and environmental legislation, laws restricting sales of natural resources and the absence of liquidity in the securities.

In the normal course of business, the Partnership's client activities ("clients") through its clearing broker involve the execution, settlement, and financing of various client securities transactions. These activities may expose the Partnership to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Partnership may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

In the Partnership's trading activities, the Partnership has purchased securities for its own account and may incur losses if the market value of the securities changes subsequent to December 31, 2007.

NOTE 6 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES (concluded)

The Partnership has a substantial portion of its assets on deposit with clearing brokers. Assets deposited with clearing brokers are subject to credit risk. In the event of a clearing broker's insolvency, the amounts held with the clearing brokers could be subject to forfeiture.

The Partnership has deposits in banks in excess of the federally insured amount of $100,000. At December 31, 2007, the Company had $709,562 in excess of the federally insured amount requirement and which is subject to loss should the bank cease operations. The Company has not experienced any losses in such accounts and believes it is not exposed to significant risk in this area.

The Partnership's financial instruments, including cash, receivables, payables and other liabilities are carried at amounts which approximate fair value. Securities owned are valued as described in Note 1.

SUPPLEMENTARY INFORMATION

GLOBAL RESOURCE INVESTMENTS, LTD.

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 DECEMBER 31, 2007

CREDITS:	
Partners' capital	$ 11,173,735
DEBITS:	
Nonallowable assets:	
Due from clearing broker	49,734
Commissions receivable	2,677,877
Receivable from affiliates	190,223
Furniture, equipment and leasehold improvements, net	103,038
Other assets	259,113
Other charges-non-marketable securities	2,418,563
Total debits	5,698,548
Net capital before haircuts on money market accounts	5,475,187
Haircuts on money market accounts	105,164
NET CAPITAL	5,370,023
Minimum requirements of 6-2/3% of aggregate indebtedness of $4,850,998 or $250,000, whichever is greater	323,400
Excess net capital	**$ 5,046,623**
AGGREGATE INDEBTEDNESS:	
Commissions, salaries and taxes payable	$ 4,354,023
Other liabilities	496,975
TOTAL AGGREGATE INDEBTEDNESS	**$ 4,850,998**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**0.90 to 1**

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 as of December 31, 2007.

See the accompanying Independent Auditors' Report.

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors of
Global Resource Investments, Ltd.

In planning and performing our audit of the financial statements and supplementary information of Global Resource Investments, Ltd. for the year ended December 31, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Global Resource Investments, Ltd. that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Partnership's clearing brokers. We did not review the practices and procedures followed by the Partnership in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Partnership does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Partnership is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Global Resource Investments, Ltd. to achieve all the divisions of duties and crosschecks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

In addition, our review indicated that Global Resource Investments, Ltd. was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2007, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Agency, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 8, 2008

END